UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934
 (Amendment No. 1)*

eFuture Holding Inc.
(Name of Issuer)
Ordinary Shares, par value $0.0756 per share
(Title of Class of Securities)

G29438101
(CUSIP Number)
December 31, 2009 and December 31, 2015
(Dates of Events Which Require Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G29438101		Schedule 13G	Page 2 of 8

1.	Name of Reporting Persons: The Zhu-Xu 2006 Charitable Remainder Unitrust
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: California
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: None

	6.	Shared Voting Power: 318,375 shares as of December 31, 2009 0 shares as of December 31, 2015

	7.	Sole Dispositive Power: None

	8.	Shared Dispositive Power: 318,375 shares as of December 31, 2009 0 shares as of December 31, 2015

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,375 shares as of December 31, 2009 0 shares as of December 31, 2015

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 

11.	Percent of Class Represented by Amount in Row (9): 9.5% as of December 31, 2009(1) 0.0% as of December 31, 2015

12.	Type of Reporting Person (See Instructions): 00

(1)            Calculated based on 3,368,424 ordinary shares of eFuture Holding Inc. (the "Company") outstanding as of December 31, 2009  (as reported on the Company's annual report filed on Form 20-F on June 29, 2010).

CUSIP No. G29438101		Schedule 13G	Page 3 of 8

1.	Name of Reporting Persons: Yuqing Xu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: None

	6.	Shared Voting Power: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

	7.	Sole Dispositive Power: None

	8.	Shared Dispositive Power: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 

11.	Percent of Class Represented by Amount in Row (9): 9.5% as of December 31, 2009(1)(2) 0.0% as of December 31, 2015

12.	Type of Reporting Person (See Instructions): IN

(1)            Includes 318,375 ordinary shares, par value $0.0756 per share of eFuture Holding Inc. (the "Company") held by the Zhu-Xu 2006 Charitable Remainder Unitrust (the "Unitrust"), for which Ms. Xu is a co-trustee and over which she held shared voting and dispositive power.

 (2)            Calculated based on 3,368,424 ordinary shares of the Company outstanding as of December 31, 2009  (as reported on the Company's annual report filed on Form 20-F on June 29, 2010).

CUSIP No. G29438101		Schedule 13G	Page 4 of 8

1.	Name of Reporting Persons: Min Zhu
2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: People's Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: None

	6.	Shared Voting Power: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

	7.	Sole Dispositive Power: None

	8.	Shared Dispositive Power: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 318,375 shares as of December 31, 2009(1) 0 shares as of December 31, 2015

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) 

11.	Percent of Class Represented by Amount in Row (9): 9.5% as of December 31, 2009(1)(2) 0.0% as of December 31, 2015

12.	Type of Reporting Person (See Instructions): IN

(1)            Includes 318,375 ordinary shares, par value $0.0756 per share of eFuture Holding Inc. (the "Company") held by the Zhu-Xu 2006 Charitable Remainder Unitrust (the "Unitrust"), for which Mr. Zhu is a co-trustee and over which he held shared voting and dispositive power.

(2)            Calculated based on 3,368,424 ordinary shares of the Company outstanding as of December 31, 2009  (as reported on the Company's annual report filed on Form 20-F on June 29, 2010).

Item 1.	(a).	Name of Issuer: eFuture Holding Inc.
	(b).	Address of Issuer's Principal Executive Offices: Room A1103, A1105, A1106-07, Building A, Chengjian Plaza, No. 18 Beitaipingzhuang Road Beijing 100088, China

Item 2.	(a)	Name of Person Filing: The Zhu-Xu 2006 Charitable Remainder Unitrust ("Unitrust") Yuqing Xu ("Ms. Xu") Min Zhu ("Mr. Zhu")
	(b).	Address of Principal Business Office: 300 Santana Row, 2nd floor San Jose, CA 95128
	(c).	Citizenship: Unitrust - California Ms. Xu –United States of America Mr. Zhu – People's Republic of China
	(d).	Title of Class of Securities: Ordinary shares, par value $0.0756 per share
	(e).	CUSIP Number: G29438101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover pages for each of the Reporting Persons hereto and is incorporated by reference for the Reporting Persons.
Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.
Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ZHU-XU 2006 CHARITABLE REMAINDER UNITRUST

Dated: February 12, 2016	By:	/s/ Yuqing Xu
Name: Yuqing Xu
Title: Trustee

	By:	/s/ Min Zhu
Name: Min Zhu
Title: Trustee

Dated: February 12, 2016		By: /s/ Yuqing Xu
Yuqing Xu

Dated: February 12, 2016		By: /s/ Min Zhu
Min Zhu

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G to which this agreement is attached as an exhibit as well as all future amendments to such Statement, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing of a statement on Schedule 13G (including any and all amendments thereto) with respect to the ordinary shares of eFuture Holding Inc., and further agree to the filing of this Agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on Schedule 13G.

ZHU-XU 2006 CHARITABLE REMAINDER UNITRUST

Dated: February 12, 2016	By:	/s/ Yuqing Xu
Name: Yuqing Xu
Title: Trustee

	By:	/s/ Min Zhu
Name: Min Zhu
Title: Trustee

Dated: February 12, 2016		By: /s/ Yuqing Xu
Yuqing Xu

Dated: February 12, 2016		By: /s/ Min Zhu
Min Zhu